UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2025.

Commission File Number 001-41056

DEFI TECHNOLOGIES INC.

(Translation of registrant's name into English)

Suite 2400, 333 Bay Street, Toronto, Ontario, Canada M5H 2T6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐	Form 20-F ☒ Form 40-F

EXHIBIT INDEX

Exhibit Number	Description
99.1	New Release dated December 22, 2025 - DeFi Technologies Provides Clarifying Update on Share Ownership and Depository Imbalances and Outlines Next Steps and Announces Resignation of Director

DEFI TECHNOLOGIES INC.
(Registrant)

Date: December 22, 2025	By	/s/ Kenny Choi
Kenny Choi Corporate Secretary